Valeo

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, May 16, 2006

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed the press release and the translation of the prospectus relating to the description of the share buy-back program subject to the Ordinary and Extraordinary General Meeting that will be held on May 17, 2006.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

Valeo

Communiqué de presse
Press release

06.09

2006 share buyback program

Paris, France, May 16th 2006 - In application of the fifth resolution submitted to the Combined General Meeting of Shareholders to be held on May 17, 2006, the Board of Directors will invite the shareholders to renew the share buyback program in order to allow the Company to continue to purchase treasury shares for a term of eighteen months as of the date of the meeting.

The description of the share buyback program is available as of today, at Valeo's head office, or on www.valeo.com and the website of the French financial markets' regulator, www.amf-france.org. Copies are available by post, free of charge, on simple request.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 134 plants, 68 R&D centers and nine distribution centers and employs 72,000 people in 27 countries.

For further information, please contact:
Bruno-Roland Bernard, Vice-President, Group Communications, Tel: +33 (0)1 40 55 37 86
Rémy Dumoulin, Investor Relations Director, Tel: +33 (0)1 40 55 29 30

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

Valeo

A French *société anonyme* with a capital of € 232,531,071
Registered office: 43, rue Bayen - 75017 Paris
Registry of Commerce and Companies of Paris 552 030 967

DESCRIPTION OF THE SHARE BUY-BACK PROGRAM

TO BE SUBMITTED FOR APPROVAL TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING TO BE HELD ON MAY 17, 2006

Prepared in accordance with Articles 241-1 *et seq.* of the General Rules of the *Autorité des marchés financiers* (AMF), this description of the share buy-back program aims to indicate the objectives, terms and conditions of the new share buy-back program of Valeo (the "Company") to be submitted for approval to the ordinary and extraordinary shareholders' meeting to be held on May 17, 2006.

Valeo is an independent industrial group fully dedicated to the design, manufacturing and sale of components, integrated systems and modules for cars and heavy trucks.

The Company's shares are listed on Eurolist by Euronext.

A. – MAIN FEATURES OF THE NEW SHARE BUY-BACK PROGRAM

Valeo's Board of Directors would like the Company to continue to have access to a share buy-back program.

For such purpose, the Ordinary and Extraordinary Shareholders' Meeting to be held on May 17, 2006 will be asked to put an end to the sixth resolution adopted by the Shareholders' Meeting of May 3, 2005 and to authorize, through a vote approving the fifth resolution, the implementation of a new share buy-back program, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code, Title IV of Book II of the AMF General Rules and EC Regulation no. 2273/2003 dated December 22, 2003.

1°) Date of the Shareholders' Meeting called to Authorize the New Share Buy-Back Program

The new share buy-back program will be submitted for approval to the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2006.

2°) Number of Shares and Interest held by the Issuer

As at May 12, 2006, the total number of shares directly or indirectly held by Valeo is 722,704 shares, representing 0.93% of the Company's capital.

3°) Breaking-down per Objectives of the Shares held by Valeo

As at May 12, 2006,

- 617,704 shares are allocated for hedging in connection with the stock option purchase plans of the Company; and
- 105,000 shares are allocated for implementing the liquidity agreement entered into with CA Cheuvreux on April 22, 2004 and amended on June 24, 2005, in accordance with the ethical charter of the *Association Française des Entreprises d'Investissement* (A.F.E.I.) approved by the AMF on March 22, 2005.

4°) Objectives of the New Share Buy-Back Program

Under the new share buy-back program that will be submitted to the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2006, Valeo is considering repurchasing its shares, or having its shares repurchased, with a view:

- to implement stock option purchase plans of the Company under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;
- to grant shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;
- to grant, for free, shares pursuant to the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial Code within an annual limit of 1% of the share capital;
- to deliver shares at the time of the exercise of rights attached to securities which have access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise;
- to cancel all or part of the securities so repurchased;
- to deliver shares (for exchange, payment or otherwise) as part of external growth;
- to have a provider of investment services act on the secondary market or act on the liquidity of the Valeo share under a liquidity agreement in compliance with the ethical charter recognized by the *Autorité des marchés financiers*;

- to have a provider of investment services carry out purchases, sales or transfers through any means, in particular in the context of transactions carried out outside the market.

Bought-back securities may be cancelled pursuant to the seventeenth resolution adopted by the Ordinary and Extraordinary Shareholders' Meeting of May 3, 2005 and effective until July 3, 2007.

5°) Maximum Proportion of Capital to be Purchased and Maximum Number of Securities that may be Acquired under the New Share Buy-Back Program

The maximum proportion of the Company's share capital that may be bought back under the new share buy-back program shall be 10% of the total number of shares comprising the Company's capital (for information purposes, the total capital is composed of 77,510,357 shares as at May 12, 2006).

In accordance with Article L. 225-210 of the French Commercial Code, the number of shares that Valeo can hold at any time may not exceed 10% of the shares comprising the Company's capital on the date in question.

Considering the securities already held, *i.e.* 722,704 shares as at May 12, 2006 (0.93% of the capital) and subject to possible adjustments affecting the Company's share capital subsequent to the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2006, 7,028,331 shares (9.07% of the capital) may be bought back.

Securities that Valeo is proposing to acquire are exclusively shares.

6°) Maximum Unit Purchase Price

The maximum purchase price for the shares under the new share buy-back program shall be € 70 per share; it being specified that such price may be adjusted in case of change in the share's par value, capital increase by capitalizing reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or any other assets, depreciation of the capital, or any other transaction affecting shareholders' equity, in order to take into account the effect of such transactions on the stock price.

The overall maximum amount authorized for the completion of the new share buy-back program shall be € 600 million, including costs and fees. Valeo may use all of the authorized program.

7°) Term of the New Share Buy-Back Program

In accordance with the fifth resolution that will be submitted to approval during the Ordinary and Extraordinary Shareholders' Meeting of May 17, 2006, the new share buy-back program may be implemented over an eighteen-month period following the date of the Meeting, *i.e.* until November 17, 2007.

B. – SYNTHESIS OF THE TRANSACTIONS CARRIED OUT ON TREASURY SHARES BY VALEO FROM MARCH 17, 2005 TO MAY 12, 2006

Percentage of capital directly or indirectly held by the Company as at May 12, 2006: **0.93%**

Number of shares cancelled during the last 24 months: **6,250,000**

Number of shares held in portfolio as at May 12, 2006: **722,704**

Book value of the portfolio as at May 12, 2006: **€ 24,591,488.00**

Market value of the portfolio as at May 12, 2006 : **€ 23,480,652.96**

1°) Transactions carried out from May 4, 2005 to May 12, 2006

Pursuant to its sixth resolution, the Ordinary and Extraordinary Shareholders' Meeting of May 3, 2005 authorized the Board of Directors to buy back shares of the Company. This share buy-back program was included in a prospectus (*note d'information*) that was approved by the AMF under visa no. 05-191, dated March 29, 2005.

Under such program, the transactions carried out on treasury shares during the period between May 4, 2005 and May 12, 2006 were as follows:

	Cumulated Gross Flows		Positions Opened as at May 12, 2006			
	Purchases	Sales/Transfers	Positions Opened for Purchase		Positions Opened for Sale	
Period between 05/04/2005 to 05/12/2006						
Number of Shares	**1,399,539**	**1,408,037**	Purchased Stock Options	Future Purchases	Sold Stock Options	Future Sales
Average Maximum Expiry Date						
Average Price for the Transaction (€)	**33.09**	**33.25**				
Average Exercise Price (€)						
Amounts (€)	**46,304,045.18**	**46,821,493.37**				

All the purchases and sales of securities mentioned in the cumulated gross flows scheduled above were carried out under the liquidity agreement entered into with CA Cheuvreux on April 22, 2004, as amended on June 24, 2005. Valeo did not use any derivative products in the context of this program.

In addition, in May and June 2005, Valeo bought back a global number of 6,250,000 shares (*i.e.* approximately 7.5% of the capital) at a price of € 40 per share (the "Offer"), in the context of (i) a simplified public tender offer (*offre publique d'achat simplifiée* ("OPAS")) carried out under the share buy-back program authorized by the Shareholders' Meeting of May 3, 2005 and (ii) a public tender offer to repurchase shares (*offre publique de rachat d'actions* ("OPRA")) carried out pursuant to the sixteenth resolution voted by this Meeting. The final number of shares repurchased under the OPAS was set at 3,927,603 shares (the number of shares repurchased under the OPRA being set at 2,322,397 shares) and the acquisition price for such 3,927,603 shares amounted to € 157,104,120. These shares were cancelled by the Board of Directors during its meeting of June 20, 2005.

2°) <u>Transactions carried out from March 17, 2005 to May 3, 2005</u>

For the period between March 17, 2005 (day following the date on which the report of the previous share buy-back program was prepared) and May 3, 2005, the transactions carried out on the treasury shares under the share buy-back program authorized by the Ordinary and Extraordinary Shareholders' Meeting of April 5, 2004 were as follows:

	Cumulated Gross Flows		Positions Opened as at May 3, 2005			
	Purchases	Sales/Transfers	Positions Opened for Purchase		Positions Opened for Sale	
Period between 03/17/2005 to 05/03/2005						
Number of Shares	**214,952**	**169,454**	Purchased Stock Options	Future Purchases	Sold Stock Options	Future Sales
Average Maximum Expiry Date						
Average Price for the Transaction (€)	**34.98**	**34.58**				
Average Exercise Price (€)						
Amounts (€)	**7,518,122.98**	**5,860,324.52**				

All the purchases and sales of securities mentioned in the cumulated gross flows scheduled above were carried out under the aforementioned liquidity agreement. Valeo did not use any derivative products in the context of such program.